UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-39919

CUSIP Number: 61218C103

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Montauk Renewables, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5313 Campbells Run Road, Suite 200

Address of Principal Executive Office (Street and Number)

Pittsburgh, PA 15205

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Montauk Renewables, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2026 (“Q3 Form 10-Q”) within the prescribed timeframe as a result of ongoing negotiations with the lender under the Company’s New Senior Credit Facility Agreement (“New Senior Credit Facility”). In October 2026, the Company experienced difficulty in meeting certain engineering review and operational requirements in placing its Turkey, North Carolina facility in service, which has impacted its ability to draw down additional debt under its New Senior Credit Facility. As a result, the Company is engaged in discussions with the lender of the New Senior Credit Facility to renegotiate the terms of the New Senior Credit Facility, including obtaining an amendment to borrow additional debt and temporarily forbear and standstill certain debt covenant requirements, and are in discussions with its Board of Directors on potential additional shareholder financing dedicated to the development of the Turkey, North Carolina facility. There can be no assurance that the Company will be successful in obtaining relief under its New Senior Credit Facility or in raising any additional financing.

The Company expects to file the Q3 Form 10-Q within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934. The Company expects that the financial statements included in the Q3 Form 10-Q will include a going concern qualification.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin A. Van Asdalan	(412)	747-8700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s total operating revenues are estimated to have increased approximately $4.9 million compared to the third quarter of 2025 primarily related to environmental attribute revenues from RINs distributed and sold from the GreenWave joint venture. Total operating expenses are estimated to have increased approximately $10.3 million compared to the third quarter of 2025 primarily related to an increase in operating and maintenance costs due to increased preventative maintenance expenses and non-capitalizable operating costs and an increase in costs of RINs distributed from GreenWave and the costs related to pathway dispensing. The Company is still determining operating income and net income for the third quarter of 2026 and therefore is unable to provide estimates. However, the Company expects operating income and net income to be significantly lower than the third quarter of 2025.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of U.S. federal securities laws that involve substantial risks and uncertainties. All statements other than statements of historical or current fact included in this document are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance, and business. Forward-looking statements may include words such as “anticipate,” “assume,” “believe,” “can have,” “contemplate,” “continue,” “strive,” “aim,” “could,” “design,” “due,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “would,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, forward looking statements include financial results for the third quarter of 2026 and information regarding the renegotiation of the terms of the New Senior Credit Facility and potential additional shareholder financing dedicated to the development of the Turkey, North Carolina facility. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expect and, therefore, you should not unduly rely on such statements. The risks and uncertainties that could cause those actual results to differ materially from those expressed or implied by these forward-looking statements include but are not limited to our outstanding indebtedness, our ability to borrow additional indebtedness or refinance indebtedness at acceptable rates or at all, and restrictions under existing and future indebtedness; our ability to raise capital on favorable terms, or at all, to fund operations and meet our existing debt covenant requirements; our ability to meet certain engineering review and operational requirements at our Turkey, North Carolina facility and other risks and uncertainties detailed in the section titled “Risk Factors” in our latest Annual Report on Form 10-K and as otherwise disclosed in our filings with the Securities and Exchange Commission (“SEC”).

We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties. See the “Risk Factors” section in our latest Annual Report on Form 10-K and our other filings with the SEC.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this document are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Montauk Renewables, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2026	By:	/s/ Kevin A. Van Asdalan
Kevin A. Van Asdalan
Chief Financial Officer